March 19, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: AsiaFin Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 8, 2021

File No. 333-251413

To the men and women of the SEC:

On behalf of AsiaFin Holdings Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 26, 2021 addressed to Mr. Kai Cheong Wong, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on February 8, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: The company has noted a few clerical errors in notes to the audited financials, which have been amended on F8, F9, and F10.

SEC Comment(s) Analysis

Amendment No. 1 to Registration Statement on Form S-1 filed February 8, 2021

Business Information, page 17

1. We re-issue our prior comment 2, and have the following comments based on your revised disclosures in response to our comment:

• Please revise your Government Regulations section to discuss the effects of the various regulations that you disclose there on your business, so that investors can understand how the regulations are applicable to you, as well as the nature and degree of impact of such regulations on your business. Additionally, please consider significantly expanding your disclosure in this section to provide a more robust discussion of the material Hong Kong and Malaysian laws and regulations to which your business is subject to including, but not limited to, acquiring necessary permits or licenses, intellectual property rights, regulation affecting foreign-based businesses operating in Hong Kong and Malaysia and/or tax issues. To the extent your company has not yet obtained all required licenses, permits or approvals, please clearly describe the foregoing.

• As a related matter, please add risk factor disclosure addressing the risks or known concerns relating to the regulatory environment in Hong Kong and Malaysia, including, but not limited to, risks related to acquiring necessary permits or licenses, the interpretation and enforcement of laws and regulations, challenges to protecting intellectual property rights, unfavorable tax consequences for non-citizen shareholders, restrictions on foreign investment, and the ability to transfer funds into or out of the country. Additionally, consider any other Hong Kong or Malaysian laws, regulations or customs that could present material risks to your business.

• Please also add a risk factor that addresses limitations on the ability of U.S. regulators, such as the Department of Justice, the SEC, the PCAOB and other authorities, to conduct investigations and inspections within Hong Kong.

For additional guidance, refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K, as well as CF Disclosure Guidance: Topic No. 10.

Company Response:

We have added three risk factors on pages 4 and 5 to address the above. However, the company does not believe that Hong Kong and Malaysia have unfavorable tax consequences for non-citizen shareholders, restriction on foreign investment or restrictions on fund transfers into or out of Hong Kong or Malaysia. Accordingly, the added risk factors do not address these points.

On the other hand, we have added information pertaining to regulations in Hong Kong and Malaysia which relate to our business nature on page 18.

Description of Business, page 17

2. We note your revised disclosures in response to prior comment 4, and partially re-issue our comment. Your revised disclosures indicate that you generated all of your revenue from two customers for your fiscal year ended August 31, 2020, and that related party transactions represented all your revenue during such period. Please disclose this information where you discuss your "present clients," including in your Prospectus Summary, as well as your Description of Business and Results of Operations sections.

Company Response:

We have amended the Prospectus Summary, as well as the Description of Business and Results of Operations sections accordingly.

Certain Relationships and Related Transactions, page 28

3. Revise this section to include all transactions since the beginning of the last fiscal year, or any currently proposed transaction, with related persons. See Item 404(d) of Regulation S-K.

Company Response:

We have amended page 28 accordingly.

Financial Statements, page F-1

4. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Company Response:

We have updated our financial statements, and related disclosures, accordingly.

 *We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 19, 2021

/s/ Kai Cheong Wong

Kai Cheong Wong

Chief Executive Officer